SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)*


                          STAR TELECOMMUNICATIONS, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)


                                   854923 109
                     --------------------------------------
                                 (CUSIP Number)

Samer Tawfik                                           John Goldman, Esq.
27-10 Littleneck Boulevard                             Herrick, Feinstein LLP
Bayside Gables, New York 11360                         2 Park Avenue
(718) 279-4541                                         New York, New York 10016
                                                       (212) 592-1400

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                FEBRUARY 28, 2001
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

                                Page 1 of 4 Pages


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* The  remainder of this cover page shall be filed out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                           -----------------
CUSIP NO. 854923 109                   13D                     Page 2 of 4 Pages
--------------------                                           -----------------


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    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          SAMER TAWFIK
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [_]

                                                                         (b) [_]
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    3     SEC USE ONLY
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    4     SOURCE OF FUNDS*
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    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
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    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
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                           7      SOLE VOTING POWER
  NUMBER OF                       6,011,717 shares
   SHARES                  ----------------------------------------------------
BENEFICIALLY               8      SHARED VOTING POWER
  OWNED BY                        None
    EACH                   ----------------------------------------------------
  REPORTING                9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                          6,011,717 shares
                           ----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  None
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,011,717 shares
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [_]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.87%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

This statement constitutes Amendment No. 3 to the statement on Schedule 13D filed with the Securities and Exchange Commission on June 10, 1999 (the "ORIGINAL STATEMENT"). All terms not defined herein shall have the meaning ascribed to such terms in the Original Statement. This Amendment No. 3 reflects certain material changes in the information set forth in the Original Statement and the Amendment, as follows.

ITEM 1.   SECURITY AND ISSUER

               Common Stock, par value $.001 per share

               STAR Telecommunications, Inc.
               223 East DeLaGuerra Street
               Suite 202
               Santa Barbara, California 93101

ITEM 4.  PURPOSE OF TRANSACTION

               Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

               (a) Reporting Person is the beneficial owner of 6,011,717 shares of the Issuer's Common Stock. The shares of the Issuer's Common Stock beneficially owned by the Reporting Person represent 8.87% of the Issuer's Common Stock based on a total of 67,784,985 shares of the Issuer's Common Stock outstanding as of February 7, 2001 (as reported in Amendment No. 2 to the Issuer's Registration Statement on Form S-1, filed February 13, 2001). Reporting Person has sole voting and dispositive power with respect to all such shares. Between February 9, 2001 and February 28, 2001, Reporting Person sold 697,000 shares of the Issuer's Common Stock described in 5(c) below.

               (c) The Reporting Person sold the following number of shares of the Issuer's Common Stock on the dates and at the per share prices as follows:

                    February 9, 2001 - 75,000 shares at $.4375 per share February 12, 2001 - 110,000 shares at $.32 per share February 16, 2001 - 160,000 shares at $.375 per share February 22, 2001 - 150,000 shares at $.3125 per share February 28, 2001 - 202,000 shares at $.2511 per share

                    Each of the transactions described above were open-market transactions and occurred on the NASDAQ National Market.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

               None.


                                Page 3 of 4 Pages

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      MARCH 9, 2001                               /s/ SAMER TAWFIK
-----------------------------------             --------------------------------
Date                                            Samer Tawfik


                                Page 4 of 4 Pages